Press release
For immediate release
June 12 2006

VIRGINIA SIGNS AGREEMENT WITH THE NUNAVIK MINERAL EXPLORATION FUND ON THE WILLBOB PROJECT

Virginia Mines Inc. (“Virginia”») is pleased to announce the signing of a partnership agreement with the Nunavik Mineral Exploration Fund (NMEF) on the Willbob project, located in the Labrador Trough, Kuujjuaq region, Province of Quebec.

As a result of this agreement, Virginia will acquire a 50% interest in the property by making a CA$25,000 payment. The property’s development will be done in conjunction with NMEF on a 50-50 basis. NMEF will be the project operator until December 31, 2007 and thereafter Virginia will become operator.

The property’s geology consists mainly of a series of gabbroic intrusives in contact with sedimentary formations. Previous prospecting work conducted by NMEF identified auriferous showings distributed on a corridor of over 4 kilometres, with varying values between 1.14 g/t Au and 21.89 g/t Au. Polymetallic mineralization grading up to 11.9% Zn and 4.66% Cu is also present on the property. Mineralization is found most often in the crestal part of the gabbroic intrusions, which are strongly altered in chlorite and injected with carbon quartz veins mineralized in arsenopyrite and pyrrhotite.

About NMEF
The NMEF is a non-profit organization created through an agreement between the Government of Québec’s department of Natural Resources and Wildlife and the Kativik Regional Government. The purpose of the NMEF is to create and implement a strategy to foster the development of the mining industry in Nunavik. This objective is met through promotional activities, trainings sessions for prospecting, technical and financial assistance for Inuit prospectors, as well as exploration projects.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of around $40 million and 25,428,046 shares issued and outstanding as of May 31 2006. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT: Andre Gaumond, President, Paul Archer, V-P Exploration or Amelie Laliberte, Investor Relations.
200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events